SEC Mail Processing Section

NOV 26 2012

Washington DC 401



12062966

SSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FCC INVESTMENTS, INC. #10373

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 NW BRIARCLIFF PARKWAY – SUITE 800
(No. and Street)

KANSAS CITY (City) MISSOURI (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID A. BOLTE, PRESIDENT 515-223-3797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 WALNUT STREET (Address) KANSAS CITY (City) MISSOURI (State) 64106 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 11/29

DD 12/17

OATH OR AFFIRMATION

I, DAVID A. BOLTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCC INVESTMENTS, INC., as of SEPTEMBER 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public


MINDI J SLAYBAUGH
NOTARIAL SEAL - IOWA
COMMISSION NO. 743198
MY COMMISSION EXPIRES 10/2/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Financial Statements and Schedules

September 30, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
FCC Investments, Inc.:

We have audited the accompanying statement of financial condition of FCC Investments, Inc. (the Company) (a wholly owned subsidiary of FCStone Group, Inc.) as of September 30, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FCC Investments, Inc. as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2, and 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

November 16, 2012

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Financial Condition

September 30, 2012

Assets		
Cash and cash equivalents	$	83,789
U.S. Treasury bills, at fair value		274,774
Service fees receivable – Federated Securities Corporation		1,373
Income taxes receivable from INTL FCStone Inc.		3,993
Prepaid expenses and other assets		5,179
	$	369,108
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable – affiliates (note 3)	$	1,131
Deferred income taxes		1,354
Total liabilities		2,485
Stockholder's equity (note 4):		
Common stock, $1.00 par value; 5,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		226,147
Retained earnings		139,476
Total stockholder's equity		366,623
	$	369,108

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Operations

Year ended September 30, 2012

Revenues:		
Service fees – Federated Securities Corporation	$	18,427
Interest income		240
Total revenues		18,667
Expenses:		
Professional fees		5,680
Regulatory fees and dues		16,316
Overhead charge – affiliate (note 3)		4,200
Other		2,364
Total expenses		28,560
Loss before income tax benefit		(9,893)
Income tax benefit (note 2)		(3,702)
Net loss	$	(6,191)

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended September 30, 2012

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at September 30, 2011	$ 1,000	226,147	145,667	$ 372,814
Net loss	—	—	(6,191)	(6,191)
Balance at September 30, 2012	$ 1,000	226,147	139,476	$ 366,623

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Cash Flows

Year ended September 30, 2012

Cash flows from operating activities:		
Net loss	$	(6,191)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes		291
Net decrease in U.S. Treasury bills		176
Increase in service fees receivable – Federated Securities Corporation		(419)
Increase in income taxes receivable from INTL FCStone Inc.		(3,985)
Increase in prepaid expenses and other assets		(417)
Decrease in accrued expenses		(189)
Decrease in accounts payable – affiliates		(4,790)
Net cash used in operating activities		(15,524)
Net cash provided by investing activity		—
Net cash provided by financing activity		—
Net decrease in cash and cash equivalents		(15,524)
Cash and cash equivalents, beginning of the year		99,313
Cash and cash equivalents, end of the year	$	83,789
Supplemental disclosure of cash flows information:		
Cash received from INTL FCStone Inc. during the year for income taxes	$	8

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) *General*

FCC Investments, Inc. (the Company) is wholly owned by FCStone Group, Inc. (the Parent) and is registered as a broker/dealer in securities under the Securities Exchange Act of 1934. The Parent is wholly owned by INTL FCStone Inc.

The Company's primary operations consist of investing customer funds in short-term securities under the terms of a dealer agreement with Federated Securities Corporation (Federated), Pittsburgh, Pennsylvania. Specifically, the Company is investing these funds in shares of the Federated Money Market Instruments Trust (the Trust), a no-load, open-end money market fund. The Company enters into agreements with customers of FCStone, LLC, an affiliate and futures commission merchant (FCStone), authorizing the Company to automatically invest any excess margin funds held by FCStone in customers' commodity accounts in shares of the Trust, and to redeem such shares as necessary to cover any margin calls in customer commodity accounts. Accordingly, the Company is dependent on the ongoing financial and operating support of the Parent and FCStone in conducting its business.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Cash Equivalents*

Cash equivalents consist of money market funds, stated at cost plus accrued interest, which approximates fair value and totaled $80,026 at September 30, 2012. The Company does not believe that it is exposed to significant market or credit risk on cash equivalents.

(d) *U.S. Treasury Bills*

U.S. Treasury bills are recorded at fair value with unrealized gains and losses reflected in the statement of operations. These investments are purchased at a discount from par with a maturity of less than 290 days at purchase. Accordingly, they are reported at amortized cost, which approximates fair value due to their short-term nature. Securities transactions are recorded on a trade date, as if they had settled. Premium or discount on the purchase of U.S. Treasury securities is amortized or accreted to interest income on a straight-line basis, which approximates the effective-interest method. Interest is recorded as earned.

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, (ASC 820) issued by the Financial Accounting Standards Board (FASB) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under ASC 820 as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

U.S. Treasury bills are valued by obtaining feeds from a number of live data sources including active market makers and inter-dealer brokers, and are classified as Level 1 fair values under the fair value hierarchy.

(e) ***Revenue***

The Company receives service fees from Federated based upon the balance of the fund, which are accrued on a monthly basis as earned. No charges are made to participating customers of FCStone.

(f) ***Income Taxes***

The results of the Company's operations are included in the U.S. federal income tax return of INTL FCStone Inc. Income taxes are allocated to the Company using the pro-rata method. The amount of income tax benefit allocated to the Company by INTL FCStone Inc. represents federal and state income taxes attributable to the operating results of the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

(g) ***Subsequent Events***

Management has evaluated events and transactions through November 16, 2012, which is the date the financial statements were issued, for potential recognition or disclosure herein and has determined that no additional disclosures or adjustments are required.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Notes to Financial Statements

September 30, 2012

(2) Income Taxes

Income tax (benefit) expense for the year ended September 30, 2012 is as follows:

	Federal	State and local	Total
Current	$ (3,596)	(397)	$ (3,993)
Deferred	272	19	291
Total	$ (3,324)	(378)	$ (3,702)

Income tax benefit differs from the amount computed by applying the U.S. federal income tax rate of 35% to recorded loss before income tax benefit as a result of the following:

Computed "expected" income tax benefit:	$ (3,463)
State and local income taxes, net of federal income tax effect	(239)
	$ (3,702)

There is a deferred tax liability of $1,354 at September 30, 2012 relating to prepaid expenses.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authority. The Company has analyzed the tax positions taken and has concluded that as of September 30, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company has open tax years ranging from August 31, 2006 through September 30, 2011 with various taxing authorities.

(3) Transactions with Affiliates

The Company obtains office facilities and services, which are recognized through an overhead charge of $4,200 billed by FCStone during fiscal 2012. The Company is also allocated a portion of professional services obtained through service agreements with FCStone. These charges, which are considered a reasonable estimation of the cost of services provided, represent an allocation of the costs incurred by FCStone to provide such services and are accounted for in accordance with agreements among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(4) Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

As a broker/dealer for customers, the Company is required to maintain "net capital" of $250,000 as defined in Rule 15c3-1. At September 30, 2012, the Company's net capital was $351,654.

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Computation of Net Capital under Rule 15c3-1*

September 30, 2012

Aggregate indebtedness:		
Accounts payable – affiliates	$	1,131
Deferred income taxes		1,354
Total aggregate indebtedness	$	2,485
Net capital:		
Stockholder's equity per statement of financial condition	$	366,623
Deduct nonallowable assets		10,545
Net capital before haircuts	$	356,078
Less haircuts of securities		4,424
Net capital	$	351,654
Minimum net capital	$	250,000
Percentage of aggregate indebtedness to net capital		0.71%

* There are no differences from the Company's computation of net capital as reported on the unaudited Form X-17A-5, Part IIA, as of September 30, 2012. As such, a reconciliation is not required pursuant to Rule 17a-5(d)(4).

See accompanying report of independent registered public accounting firm.

Schedule 2

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Determination of Reserve Requirements under Rule 15c3-3

September 30, 2012

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company, as a broker/dealer, limit transactions to the purchase, sale and redemption of registered investment companies or of interests or participations in an insurance company separate account. At September 30, 2012, the Company had no required reserve deposit.

See accompanying report of independent registered public accounting firm.

Schedule 3

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Information for Possession or Control Requirements under Rule 15c3-3

September 30, 2012

	Fair Value	**Number of items**
Customers' fully paid and excess-margin securities not in the Company's possession or control as of September 30, 2012, for which instructions to reduce to possession or control had been issued as of September 30, 2012, for which the required action was not taken within the timeframes specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess-margin securities, for which instructions to reduce to possession or control had not been issued as of September 30, 2012, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
FCC Investments, Inc.:

In planning and performing our audit of the financial statements of FCC Investments, Inc. (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 16, 2012